

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2008

Via Facsimile (852-30159354) and Mail

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP
29/F, Gloucester Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **eTelecare Global Solutions, Inc.**
> **Amended Schedule 13E-3**
> **File No. 005-82854**
> **Filed November 25, 2008 by EGS Acquisition Co LLC et. al.**
>
> **Schedule TO-T/A**
> **File No. 005-82854**
> **Filed November 25, 2008 by EGS Acquisition Co LLC et. al.**

Dear Ms. Mikumo:

We have reviewed your filings and have the following comments.

Offer to Purchase

Acceptance for Payment, page 47

1. We note that financial intermediaries will be paid a fee for each common share into the offer. Note that we object to any such fees paid as to securities held by such intermediaries for their own account. *See* Rule 14d-10(a)(2). Please confirm your understanding on a supplemental basis, and tell us how you will be able to determine whether or not securities are tendered by the intermediary for its own account.

Certain Information Concerning the Company, page 66

2. We reissue comment 15 with respect to book value.

Application to Sell Common Shares

3. We reissue comment 18, in which we requested that you **revise** this document.

Closing Comments

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                  Sincerely,

                                  Daniel F. Duchovny
                                  Special Counsel
                                  Office of Mergers & Acquisitions